Exhibit 99.1

Sundial Announces Adjournment of its Annual and Special Meeting of Shareholders to July 25, 2022

CALGARY, AB, July 21, 2022 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announced today that its 2022 annual and special meeting of shareholders (the "Meeting") convened at 1 p.m. (MDT) has been adjourned to Monday July 25, 2022 at 8 a.m. (MDT), without any business being considered, due to a lack of quorum.

At the time the Meeting was adjourned, proxies had been submitted by shareholders representing 12.95% of the Company's common shares outstanding and entitled to vote, which did not constitute the requisite 25% quorum pursuant to Sundial's bylaws and the interim order granted by the Court of Queen's Bench of Alberta in respect of the Meeting (the "Interim Order"). Based on the votes cast by proxy to date, all resolutions currently have the requisite levels of support from shareholders. The board of directors of Sundial believes that the approval of all matters set out in the Company's management information circular dated June 21, 2022 (the "Information Circular") is in the best interests of the Company and its shareholders.

Under the by-laws of the Company and the Interim Order, those shareholders who attend the Meeting on Monday July 25, 2022, in person or by proxy, shall constitute a quorum and the Meeting will proceed at that time. As such, the deadline for submission of proxies will not be extended. Proxies previously submitted with respect to the Meeting will be voted on all proposals at the adjourned Meeting unless properly revoked and shareholders who have previously submitted a proxy or otherwise voted need not take any action.

The details of the Meeting, including how to attend the Meeting, are set out in the Information Circular. The record date for the determination of shareholders entitled to vote at the Meeting remains June 21, 2022.

To participate online, please use the following information:
Link: https://web.lumiagm.com/263589432
Meeting ID: 263 – 589 – 432
Password: sundial2022
Registered Shareholder Number: Listed on your form of Proxy

About Sundial Growers Inc.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL." Its business is operated and reported in four segments: Cannabis Production and Cultivation, Cannabis Retail, Liquor Retail, and Investments.

Sundial is the largest private sector cannabis and liquor retailer in Canada. The Company's retail banners include Spiritleaf, Value Buds, Wine and Beyond, Liquor Depot, and Ace Liquor. As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. Sundial's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on Sundial, please go to www.sndlgroup.com.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2022/21/c3742.html

%CIK: 0001766600

For further information: Sophie Pilon, Director, Investor Relations and Communications, Sundial Growers Inc., O: 1.587.327.2017, E: investors@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 18:42e 21-JUL-22